Exhibit 99.1

CNINSURE INC.

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) AND MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CNINSURE INC.

Consolidated Balance Sheets (Unaudited)

(In thousands, except for shares and per share data)

	At December 31,	At June 30,	At June 30,
	2008[2] (as adjusted)	2009	2009[1]
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,510,432	1,748,353	255,974
Restricted cash	4,200	2,999	439
Accounts receivable, net	90,452	125,666	18,399
Insurance premium receivables	21	704	103
Other receivables (Note 5)	57,151	46,776	6,848
Deferred tax assets	1,808	3,829	561
Amounts due from related parties (Note 10a)	207,595	16,227	2,376
Other current assets	5,224	5,079	744

Total current assets	1,876,883	1,949,633	285,444

Non-current assets:
Property, plant, and equipment, net (Note 6)	72,538	96,528	14,132
Goodwill (Note 7)	37,888	325,843	47,706
Intangible assets	53,518	87,025	12,741
Deferred tax assets	4,836	1,950	285
Investment in an affiliate	427	401	59
Other non-current assets	425	2,832	415

Total assets	2,046,515	2,464,212	360,782

1.

The translations of Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8302 to US$1.00, the effective noon buying rate as of June 30, 2009 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.

Effective from January 1, 2009, the Group adopted Statement of Financial Accounting Standard No. 160 (“SFAS 160”). SFAS 160. As a result, the presentation and disclosure requirements had been applied retrospectively for all periods presented, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets. December 31, 2008 balances were extracted from the Form 20-F for the year ended December 31, 2008, as adjusted resulting from the adoption of SFAS160.

CNINSURE INC.

Consolidated Balance Sheets (Unaudited) - (continued)

(In thousands, except for shares and per share data)

	At December 31,	At June 30,	At June 30,
	2008[2] (as adjusted)	2009	2009
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	59,867	67,747	9,919
Insurance premium payables	4,200	2,999	439
Other payables and accrued expenses (Note 8)	73,712	90,249	13,213
Contingent consideration payables (Note 11)	—	133,750	19,582
Accrued payroll	15,336	13,290	1,946
Income tax payable	26,140	29,509	4,320
Amounts due to related parties (Note 10b)	10,967	6,141	899
Dividend payable	—	68,558	10,037

Total current liabilities	190,222	412,243	60,355

Non-current liabilities:
Contingent consideration payables (Note 11)	—	22,220	3,253
Long-term borrowings	—	86	13
Other tax liabilities	1,871	2,152	315
Deferred tax liabilities (Note 12)	8,351	20,460	2,996

Total liabilities	200,444	457,161	66,932

Common stock	7,036	7,036	1,030
Additional paid-in capital	1,666,723	1,601,752	234,510
Statutory reserves	71,237	71,237	10,430
Retained earnings	80,462	210,606	30,835
Accumulated other comprehensive loss	(73,810)	(72,461)	(10,609)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,818,170	266,196

Noncontrolling interests[2]	94,423	188,881	27,654

Total shareholders’ equity	1,846,071	2,007,051	293,850

Total liabilities and shareholders’ equity	2,046,515	2,464,212	360,782

CNINSURE INC.

Consolidated Statements of Operations (Unaudited)

(In thousands, except for shares and per share data)

	For The Six Months Ended June 30,
	2008 (as adjusted)	2009	2009
	RMB	RMB	US$
Net revenues:
Commissions and fees	351,180	501,193	73,379
Other service fees	286	359	52

Total net revenues	351,466	501,552	73,431

Operating costs and expenses:
Commissions and fees	(180,405)	(263,024)	(38,509)
Selling expenses	(6,964)	(19,358)	(2,834)
General and administrative expenses *	(60,710)	(90,861)	(13,303)

Total operating costs and expenses	(248,079)	(373,243)	(54,646)

Net income from operations	103,387	128,309	18,785
Other income, net:
Investment income	—	18,905	2,768
Interest income	23,702	18,575	2,719
Interest expense	(37)	(3)	—
Others, net	(8)	958	140
Changes in fair value of contingent consideration payables	—	(5,946)	(870)

Net income before income taxes	127,044	160,798	23,542
Income tax expense	(30,370)	(45,939)	(6,726)
Share of income (loss) of an affiliated company	85	(27)	(4)

Net Income	96,759	114,832	16,812

Less: Net income (loss) attributable to the noncontrolling interests	1,087	(15,312)	(2,242)

Net income attributable to the Company’s Shareholders	95,672	130,144	19,054

CNINSURE INC.

Consolidated Statements of Operations (Unaudited) - (continued)

(In thousands, except for shares and per share data)

	For The Six Months Ended June 30,
	2008 (as adjusted)	2009	2009
	RMB	RMB	US$
Net income per share:
Basic	0.105	0.143	0.021
Diluted	0.105	0.142	0.021
Net income per ADS:
Basic	2.097	2.852	0.418
Diluted	2.097	2.835	0.415
Shares used in calculating net income per share and ADS:
Basic	912,497,726	912,497,726	912,497,726
Diluted	912,497,726	918,084,553	918,084,553

*	Including share-based compensation expenses of RMB10,686 and RMB4,531 (US$663) for the six months ended June 30, 2008 and 2009, respectively.

CNINSURE INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Unaudited)

(In thousands, except for shares and per ADS data)

	Share capital		Additional paid-in capital	Statutory reserves	(Accumulated deficit) retained earnings	Accumulated other comprehensive loss	Noncontrolling interests[2] (as adjusted)	Total[2] (as adjusted)	Comprehensive income
	Number of share	Amounts
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2008	912,497,726	7,036	1,621,064	47,903	(87,941)	(21,150)	18,324	1,585,236	132,387

Share-based compensation	—	—	10,686	—	—	—	—	10,686	—
Net income	—	—	—	—	95,672	—	1,087	96,759	96,759
Provision for statutory reserves	—	—	—	233	(233)	—	—	—	—
Foreign currency translation	—	—	—	—	—	(50,233)	—	(50,233)	(50,233)
Acquisition of subsidiaries	—	—	—	—	—	—	40,896	40,896	—
Balance at June 30, 2008	912,497,726	7,036	1,631,750	48,136	7,498	(71,383)	60,307	1,683,344	46,526

Balance at January 1, 2009	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	94,423	1,846,071	139,077

Share-based compensation	—	—	3,587	—	—	—	—	3,587	—
Net income	—	—	—	—	130,144	—	(15,312)	114,832	114,832
Dividends (note)	—	—	(68,558)	—	—	—	—	(68,558)	—
Foreign currency translation	—	—	—	—	—	1,349	—	1,349	1,349
Acquisition of subsidiaries	—	—	—	—	—	—	109,770	109,770	—
Balance at June 30, 2009	912,497,726	7,036	1,601,752	71,237	210,606	(72,461)	188,881	2,007,051	116,181

Balance at June 30, 2009 in US$		1,030	234,510	10,430	30,835	(10,609)	27,654	293,850	17,010

Note:

Dividend for US$0.22 per ADS was declared on May 21, 2009 for distribution to CNinsure’s shareholders of record as of the close of business on June 26, 2009.

CNINSURE INC.

Consolidated Statements of Cash Flows (Unaudited)

(In thousands, except for shares and per share data)

	For the Six Months Ended June 30
	2008	2009	2009
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	96,759	114,832	16,812
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	2,588	6,169	903
Amortization of acquired intangible assets	1,116	4,114	602
Allowance for doubtful receivables	—	356	52
Changes in fair value of contingent consideration payables	—	5,946	871
Compensation expense associated with stock options	10,686	4,531	663
Investment income	—	(18,905)	(2,768)
Loss on disposal of property, plant and equipment	37	37	5
Share of (gain)loss from an affiliate company	(85)	27	4
Changes in operating assets and liabilities:
Accounts receivable	(38,454)	(28,416)	(4,160)
Insurance premium receivables	2,253	(683)	(100)
Other receivables	(3,503)	11,003	1,611
Other current assets	—	(46)	(7)
Accounts payable	29,800	7,880	1,154
Insurance premium payables	(266)	(1,201)	(176)
Other payables	20,952	(14,140)	(2,070)
Accrued payroll	(290)	(3,242)	(475)
Income taxes payable	18,147	3,269	479
Other tax liabilities	294	281	41
Deferred taxes	747	4,844	709

Net cash generated from operating activities	140,781	96,656	14,150

Cash flows from investing activities
Addition in other investment	(935)	—	—
Purchase of property, plant and equipment	(37,341)	(29,488)	(4,317)
Proceeds from disposal of property and equipment	75	498	73
Deposit paid for purchase of property, plant and equipment	—	(2,380)	(348)
Acquisition of subsidiaries, net of cash acquired of RMB11,228 and RMB2,006 for June 30, 2008 and 2009, respectively	1,988	(19,993)	(2,927)
Acquisition of additional interest in a subsidiary	(3,000)	—	—

CNINSURE INC.

Consolidated Statements of Cash Flows (Unaudited) - (continued)

(In thousands, except for shares and per share data)

	For the Six Months Ended June 30
	2008	2009	2009
	RMB	RMB	US$
Amounts due from related parties	(7,119)	—	—
Repayments from related parties	—	181,368	26,554
Increase (decrease) in restricted cash	(2,545)	1,201	175

Net cash generated from (used in) investing activities	(48,877)	131,206	19,210

Cash flows from financing activities:
Bank loans raised	—	86	13
Repayments of bank loans	(154)	—	—
Increase in capital injection by noncontrolling interests	1,445	13,450	1,969
Repayments to related parties	—	(4,826)	(706)

Net cash generated from financing activities	1,291	8,710	1,276

Net increase in cash and cash equivalents	93,195	236,572	34,636
Cash and cash equivalents at January 1	1,544,817	1,510,432	221,140
Effect of exchange rate changes on cash and cash equivalents	(50,233)	1,349	198

Cash and cash equivalents at June 30	1,587,779	1,748,353	255,974

Supplemental disclosure of cash flow information:
Interest paid	37	3	—
Income taxes paid	11,263	37,453	5,483

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

CNinsure Inc. (the “Company”) and its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group continues to engage in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the “PRC”) for the six months ended June 30, 2009.

(2)	Basis of Presentation and Consolidation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include selected note disclosures that are considered to be significant to an understanding of the financial position and performance of the Group since the last annual reporting date. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The unaudited condensed consolidated interim financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.

In management’s opinion, all adjustments of a normal recurring nature considered necessary for a fair statement are included. However, our operating results for the six months period ended June 30, 2009, do not necessarily indicate the results you might expect for the full year.

(3)	New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141R”), to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Effective from January 1, 2009, the Company adopted SFAS 141R on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of contingent consideration payables. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of operation when incurred. Changes in fair value of contingent consideration payables totaling RMB5,946 was charged to consolidated statement of operations for the six months ended June 30, 2009. The income approach was used to determine the fair value of contingent consideration payables based on the likelihood of the performance targets will be achieved and then discounted at the level of risk achieving the contingent payment. Also, as a result of adoption of SFAS 141R, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. The Group recorded earnings of such remeasurement as investment income of RMB18,905 to consolidated statement of operations for the six months ended June 30, 2009. The income approach was used to determine the fair value of the previously held equity interest based on the projections of future cash flows and then discounted at the a discount rate incorporating both the market risk and the company specific risk of the acquiree.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring them be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Effective from January 1, 2009, the Group adopted SFAS 160, the presentation and disclosure requirements had been applied retrospectively for all periods presented. As a result, minority interest of RMB94,423 (US$13,840) as at year ended December 31, 2008 is adjusted into noncontrolling interests separately presented as a component of stockholders’ equity on the consolidated balance sheets. Net income before minority interest of RMB96,759, minority interest of RMB1,087 and net income of RMB95,672 for the six months ended June 30, 2008 are adjusted into net income, net income (loss) attributable to the noncontrolling interests and net income attributable to the Company’s Shareholders on the consolidated statements of operations, respectively. Noncontrolling interest of RMB18,324 and RMB60,307 have been shown as a separate line on consolidated statements of shareholders’ equity and comprehensive income as at January 1, 2008 and June 30, 2008 respectively. Increase in capital injection by minority interest of RMB1,445 for the six months ended June 30, 2008 is adjusted into increase in capital injection by noncontrolling interests on the consolidated statements of cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of SFAS No. 140” (“SFAS 166”). SFAS 166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Group is evaluating the impact the adoption of SFAS 166 that will have on its condensed consolidated interim financial statements.

In June 2009, the FASB issued SFAS No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (Codification) will become the single source of authoritative nongovernmental U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No.168 is effective for interim and annual periods ending after September 15, 2009. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of SFAS No. 168 is not expected to have a material impact on the Group’s interim financial position, results of operations and cash flows.

In June, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of SFAS 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Group is currently evaluating whether the adoption of SFAS 167 may have on its condensed consolidated interim financial statements.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(4)	Acquisitions

Major Acquisitions in 2009

(a)	Claims Adjusting segment

On June 1, 2009, the Group entered into an agreement to acquire 100% equity interest in Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd. (“Hongzhengda”) for a total purchase consideration RMB30,000. Hongzhengda is a company specializing in the provision of claims adjusting services related to non-automobile property and casualty insurance, through a VIE, Fanhua Surveyors & Loss Adjustors Co., Ltd, in which 51% equity interest was held by the Company.

The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	3,597
Intangible assets	11,290
Goodwill	16,940
Deferred tax liability	(1,827)

Total consideration	30,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.

The acquired intangible assets were composed of the following:

	Economic life (Years)	Fair value acquired (RMB)
Brand name	Indefinite	3,980
Customer relationship	5.6	5,910
Non-compete agreement	3.0	410
Agency agreement	5.6	990

Total		11,290

The following pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2008 and January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2008 and January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	For the Six Months Ended June 30,
	2008	2009
	RMB	RMB
Pro forma net revenues	364,166	507,948
Pro forma income from operations	103,777	127,685
Pro forma net income	96,148	129,435
Pro forma net income per share	0.1054	0.1418

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(b)	Property and Casualty (“P&C”) segment

On March 31, 2009, the Group entered into agreements to acquire an additional 41% equity interest in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”) increasing its shareholdings from 10% to 51%; and an additional 46% equity interest in Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Anlian”) increasing its shareholdings from 5% to 51%. Zhixin and Anlian are purchased at a total consideration of RMB140,000.

The recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred. The change to the fair value of earn-out obligations recorded in net income for the three or six months ended June 30, 2009 was RMB5,946.

The Group recognized investment income of RMB18,905 representing gains from re-measuring the 10% and 5% equity interests formerly held by the Company in Zhixin and Anlian at fair values on April 1, 2009.

	Zhixin RMB	Anlian RMB
Cash consideration on acquisition date	1,000	1,000
Contingent consideration payables at fair value on acquisition date	85,500	31,580

Total consideration	86,500	32,580

The Group shall pay up to RMB99,000 and RMB39,000 additional considerations in cash to the former shareholders of Zhixin and Anlian, respectively, contingent on Zhixin and Anlian meeting certain earnings targets on or prior to December 31, 2011.

The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Zhixin RMB	Anlian RMB
Net tangible assets (liabilities) acquired	(394)	268
Intangible assets	18,090	8,240
Goodwill	168,953	55,524
Deferred tax assets	223	58
Deferred tax liability	(4,522)	(2,060)

Total consideration	182,350	62,030

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

The acquired intangible assets were composed of the following:

		Fair value acquired (RMB)
	Economic life (Years)	Zhixin	Anlian
Brand name	Indefinite	—	—
Customer relationship	5.8	720	1,010
Non-compete agreement	5.8	16,590	6,810
Agency agreement	5.8	780	420

Total		18,090	8,240

The following pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2008 and January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2008 and January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	For the Six Months Ended June 30,
	2008	2009
	RMB	RMB
Pro forma net revenues	351,618	504,239
Pro forma income from operations	100,591	127,100
Pro forma net income	93,442	129,219
Pro forma net income per share	0.1024	0.1416

(5)	Other Receivables

Other receivables are analyzed as follows:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Advances to staff (note i)	7,424	10,279
Advances to entrepreneurial agents (note ii)	20,471	17,661
Insurance claim receivables	181	161
Rental deposits	3,763	5,136
Interest income receivables (note iii)	19,088	9,768
Others	6,224	3,771

Total	57,151	46,776

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

Notes:

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents to build business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits with maturities of 90 days or less.

(6)	Property, Plant and Equipment

Property, plant and equipment, net are comprised of the following:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Office equipment, furniture and fixtures	65,118	80,360
Motor vehicles	15,381	33,372
Leasehold improvements	3,895	6,591

Total	84,394	120,323
Less: Accumulated depreciation	(11,856)	(23,795)

Property, plant and equipment, net	72,538	96,528

No impairment for property plant and equipment was recorded during the year ended December 31, 2008 and the six months ended June 30, 2009.

(7)	Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

	P&C segment	Life segment	Claims adjusting segment	Datong segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	—	10,362	21,137	6,389	37,888
Addition for acquisitions	224,477	—	16,940	—	241,417
Addition for contingent consideration	—	6,538	—	40,000	46,538

Balance as of June 30, 2009	224,477	16,900	38,077	46,389	325,843

The first step of goodwill impairment test for each of the reporting units did not identify any impairment loss. Therefore, no impairment loss was recorded for the year ended December 31, 2008 and the six months ended June 30, 2009.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(8)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Business and other tax payables	13,327	12,786
Refundable deposits from employees and agents	11,748	12,643
Audit fee	12,146	7,008
Other professional fees	4,169	2,782
Consideration payables on acquisition of subsidiaries	11,406	30,000
Advances from third parties	6,044	12,885
Payables for addition of office equipment, furniture and fixtures	4,652	—
Insurance compensation claim payable to customers	3,355	3,878
Others	6,865	8,267

Total	73,712	90,249

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(9)	Income per share

The computation of basic and diluted income per share is as follows:

	For the Six Months Ended June 30,
	2008	2009
	RMB	RMB
Basic:
Net income	95,672	130,144

Weighted average number of shares outstanding	912,497,726	912,497,726

Basic income per share	0.105	0.143

Basic income per ADS	2.097	2.852

Diluted:
Net income	95,672	130,144

Weighted average number of shares outstanding	912,497,726	912,497,726
Share options	—	5,586,827

Total	912,497,726	918,084,553

Diluted income per share	0.105	0.142

Diluted income per ADS	2.097	2.835

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(10)	Related Party Transactions

The principal related party transactions are as follows:

a)	Amounts due from related companies:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Amount due from an affiliate company (i)	500	500
Amounts due from directors/officers (i)	1,593	2,465
Amounts due from noncontrolling shareholders (ii)	205,502	13,262

Total	207,595	16,227

b)	Amounts due to related companies:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Amount due to a shareholder (i)	369	325
Amounts due to noncontrolling shareholders (i)&(ii)	10,598	5,816

Total	10,967	6,141

Notes:

(i)	The amounts were unsecured, interest-free and repayable on demand.

(ii)	The amounts represented advances to noncontrolling shareholders and are expected to be settled within one year from the balance sheet date thus classified as current assets.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(11)	Contingent Consideration Payables

As of June 30, 2009, contingent consideration payables under current liabilities of RMB32,944 represented the additional consideration payables to selling shareholders for the business acquisitions upon the resolution of the related contingencies.

As of June 30, 2009, contingent consideration payables of RMB123,026 comprising RMB100,806 classified as current liabilities and RMB22,220 classified as non-current liabilities, represented the recognition of the fair value of the contingent consideration for the business acquisitions at their respective dates of acquisitions.

(12)	Deferred tax liabilities

Deferred tax liabilities are comprised of the following:

	At December 31, 2008	At June 30, 2009
	RMB	RMB
Intangible assets, net	8,351	15,734
Investment income	—	4,726

Deferred tax liabilities	8,351	20,460

(13)	Non-Cash Transactions

The Group entered into the following non-cash activities:

	For the Six Month Ended June 30,
	2008	2009
	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	22,832	180,970
Payables for addition of office equipment, furniture and fixtures	—	5,190

(14)	Share-based Compensation

On March 9, 2009, the Company granted 10,000,000 shares options (the “Options”) to its employees to purchase common share of the Company. 30% of the options are vested on March 31, 2010 (“Option D1”), 30% of the options on March 31, 2011 (“Option D2”), 20% of the options on March 31, 2012 (“Option D3”), and remaining 20% on March 31, 2013 (“Option D4”). The expiration date of the Options is March 31, 2015. The Options has an exercise price of US$0.336 per ordinary share, equal to price per ordinary share quoted on Nasdaq Global Select Market at the date of the passing resolutions, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the six months ended June 30, 2009, share-based compensation expense of RMB601 was recognized in connection with the Options.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

The assumptions used in determining the fair value of the Options were as follows:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life	3.56 years	4.06 years	4.56 years	5.06 years
Expected volatility	33.0%	31.9%	32.2%	31.2%

At December 31, 2008 and June 30, 2009, no options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

(15)	Concentrations of Credit risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	For the Six Months Ended June 30,
	2008	% of sales	2009	% of sales
	RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	76,418	22%	97,265	19%
China Pacific Property Insurance Co., Ltd.	70,439	20%	94,010	19%
Ping An Property & Casualty Insurance Company of China, Ltd (“Ping An”).	35,234	10%	53,719	11%

	182,091	52%	244,994	49%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31, 2008		At June 30, 2009
	RMB	%	RMB	%
Aviva-Cofco Life Insurance Co., Ltd	18,256	20%	25,965	21%
PICC	15,216	17%	16,049	13%
Ping An	12,445	14%	14,767	12%

	45,917	51%	56,781	46%

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

(16)	Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2008 and June 30, 2009, the Company had restricted net assets of RMB1,021,568 and RMB1,039,142, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

(17)	Segment Reporting

Based on the criteria established by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Group currently operates in four principal operating segments: P&C, Life, Claims adjusting and Datong. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The principle activities of the four reportable operating segments are as follows:

(1) P&C segment

This segment provides brokerage and agency services of property and casualty insurance products.

(2) Life segment

This segment comprises VIEs which mainly provide life insurance brokerage and agency services.

(3) Claims adjusting segment

This segment provides pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services.

(4) Datong segment

Datong segment is engaged in providing life insurance brokerage and agency services. The Group considers Datong segment as a separate segment as the target customers is different from the life segment and its performance will be reviewed by management individually.

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

Reconciliations of Reportable Segment Revenues, Profit or Loss, and Assets

The following table shows our operations by business segment. Others represent items not allocated to reportable segments and are corporate related.

	For the Six Months Ended June 30,
	2008	2009	2009
	RMB	RMB	US$
Net revenues
P&C	267,617	357,801	52,385
Life	60,514	76,508	11,201
Claims adjusting	23,335	54,199	7,935
Datong	—	13,044	1,910

Total	351,466	501,552	73,431

Operating costs and expenses
P&C	142,622	195,739	28,658
Life	52,761	69,357	10,154
Claims adjusting	17,389	50,065	7,330
Datong	—	26,174	3,832
Others	35,307	31,908	4,672

Total	248,079	373,243	54,646

Net income from operations
P&C	124,995	162,062	23,727
Life	7,753	7,151	1,047
Claims adjusting	5,946	4,134	605
Datong	—	(13,130)	(1,922)
Others	(35,307)	(31,908)	(4,672)

Total	103,387	128,309	18,785

CNINSURE INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

(In thousands, except for shares and per share data)

	At December 31, 2008	At June 30, 2009
	RMB	RMB	US$
Segment assets
P&C	749,253	524,596	76,805
Life	106,796	92,430	13,533
Claims adjusting	137,052	177,752	26,024
Datong	48,117	106,780	15,633
Others	1,005,297	1,562,654	228,787

Total	2,046,515	2,464,212	360,782

(18)	Subsequent events

Subsequent events have been evaluated throughout the period to November 4, 2009, the date the condensed consolidated financial statements were issued by the Company. Subsequent events are as follows:

(a) On October 2, 2009, the Company announced to acquire 20.58% equity interest in China Financial Services Group Limited, one of the leading consumer credit brokerage companies based in Guangzhou, China, for a cash consideration of RMB85,500. The transaction will be subject to the approval of the boards of directors of respective parties to the agreement.

(b) On August 30, 2009, a VIE of the Group entered into supplemental agreements with the selling shareholders of Anlian and Zhixin agreeing to fully settle the contingent consideration payables at carrying amount as of June 30, 2009 before the earn-out obligations pursuant to the agreements are met. In addition, selling shareholders of Anlian and Zhixin are required to return up to RMB8,000 and RMB23,000, respectively, to the Group if performance criteria pursuant to the supplemental agreements cannot be met.

No subsequent events have occurred since June 30, 2009 that required recognition or disclosure in the condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in connection with our consolidated financial statements and the related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. In particular, statements pertaining to our capital resources, capital expenditure plans and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated market conditions and results of operations are forward-looking statements. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “forecast,” “intend,” “plan,” “predict,” “propose,” “potential,” “continue,” “believe,” “estimate,” “is/are likely to,” or the negative of these terms, and other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our annual report on Form 20-F.

Results of Operations

The following is a discussion of our results of operations for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Net Revenues

Our total net revenues increased by 42.7% from RMB351.5 million for the six months ended June 30, 2008 to RMB501.6 million (US$73.4 million) for the six months ended June 30, 2009 primarily as result of:

•

a 33.7% increase in commissions and fees and other service fees derived from the distributions of property and casualty insurance products, from RMB267.6 million for the six months ended June 30, 2008 to RMB357.8 million (US$52.4 million) for the six months ended June 30, 2009;

•

a 48.1% increase in commissions and fees derived from the distributions of life insurance products, from RMB60.5 million for the six months ended June 30, 2008 to RMB89.6 million (US$13.1 million) for the six months ended June 30, 2009; and

•

a 132.6% increase in service fees derived from the provision of claims adjusting services, from RMB23.3 million for the six months ended June 30, 2008 to RMB54.2 million (US$7.9 million) for the six months ended June 30, 2009.

The increase in commissions and fees was attributable to (1) a significant increase in the number of sales agents in our distribution and service network, from 20,243 as of June 30, 2008 to 34,276 as of June 30, 2009, as well as the increased productivity of our sales agents, as measured by the average number of insurance products sold per person, (2) the establishment of 13 new affiliated insurance intermediary companies and the acquisitions of controlling interests in seven affiliated insurance intermediary companies between June 30, 2008 and June 30, 2009, and (3) the increase in performance bonuses paid by life insurers as a result of growth in their sales volume attributable to us and more contracts entered into with life insurers at corporate headquarter levels, which allowed us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country. The growth rate of our commissions and fees from distribution of life insurance products was much higher than that of our commissions and fees from property and casualty insurance products primarily because our life insurance business was growing from a relatively small base compared to our property and casualty insurance business. We only began providing claims adjusting services in 2008 through three newly acquired claims adjusting firms.

Operating Costs and Expenses

Commissions and Fees

Commissions and fees we incurred increased by 45.8% from RMB180.4 million for the six months ended June 30, 2008 to RMB263.0 million (US$38.5 million) for the six months ended June 30, 2009 primarily due to the increase in our sales volume.

Selling Expenses

Our selling expenses increased by 177.1% from RMB7.0 million for the six months ended June 30, 2008 to RMB19.4 million (US$2.8 million) for the six months ended June 30, 2009 primarily due to the sales growth and the increase in expenses incurred by newly established and acquired branches and sales outlets.

General and Administrative Expenses

Our general and administrative expenses increased by 49.8% from RMB60.7 million for the six months ended June 30, 2008 to RMB90.9 million (US$13.3 million) for the six months ended June 30, 2009 primarily due to (1) an increase of RMB3.7 million in office rental expenses and expenses incurred by newly acquired entities and the expansion of distribution and service network, (2) an increase of RMB2.0 million in the depreciation of fixed assets as a result of the operation of our upgraded IT system in affiliated entities, (3) an increase of RMB16.2 million in payroll as a result of an increase in headcount, particularly the recruitment of more high-caliber senior managers, and higher base salaries for the managerial and administrative staff, and (4) an increase of RMB3.0 million in amortization of intangible assets as a result of the acquisitions we made in 2008 and 2009.

Net Income from Operations

As a result of the foregoing factors, our income from operations increased by 24.1% from RMB103.4 million for the six months ended June 30, 2008 to RMB128.3 million (US$18.8 million) for the six months ended June 30, 2009.

Other Income, Net

Our other income, net increased by 37.3% from RMB23.7 million for the six months ended June 30, 2008 to RMB32.5 million (US$4.8 million) for the six months ended June 30, 2009, primarily due to an investment income of RMB18.9 million (US$2.8 million) recorded in the six months ended June 30, 2009, which was offset by a decrease of 21.5% in interest income from RMB23.7 million for the six months ended June 30, 2008 to RMB 18.6 million (US$2.7 million) in the six months ended June 30, 2009 and an increase of RMB5.9 million (US$0.9 million) resulting from changes in fair value of contingent payables for the six months ended June 30, 2009.

Net Income before Income Taxes

As a result of the foregoing factors, our net income before income taxes increased by 26.6% from RMB127.0 million for the six months ended June 30, 2008 to RMB160.8 million (US$23.5 million) for the six months ended June 30, 2009.

Income Tax Expense

For the six months ended June 30, 2009, income tax expense was RMB45.9 million (US$6.7 million), representing an increase of 51.0% from RMB30.4 million for the corresponding period of 2008. The increase was primarily attributable to (1) the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009, (2) changes in fair value of contingent consideration payables which were non-tax deductible for China tax purpose, and (3) the increase of expenses incurred outside China, including legal and audit fees, and share-based compensation, which were non-tax deductible for China tax purpose. Effective income tax rate was 28.6% for the six months ended June 30, 2009, compared to 23.9% for the corresponding period of 2008.

Net Income Attributable to our Shareholders

As a result of the foregoing factors, net income attributable to our shareholders increased by 36.0% from RMB95.7 million for the six months ended June 30, 2008 to RMB130.1 million (US$19.1 million) for the six months ended June 30, 2009.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements and our initial public offering. As of June 30, 2009, we had RMB1.7 billion (US$256.0 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposit. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network through acquisitions and establishment of new insurance intermediary companies.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Operating Activities

Net cash generated by operating activities was RMB96.7 million (US$14.2 million) for the six months ended June 30, 2009, primarily attributable to (1) a net income of RMB114.8 million (US$16.8 million), (2) an increase of RMB7.9 million (US$1.2 million) in accounts payable primarily as a result of increased revenue and expanded operation, (3) an increase of RMB28.4 million (US$4.2 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of an increase in sales of insurance products, (4) a decrease of RMB14.1 million (US$2.1 million) in other payables, which negatively affected operating cash flow, primarily due to our settlement of payables to former shareholders of the acquired companies and an increase in annual audit fees payable, and (5) an investment income of 18.9 million (US$2.8 million), which was included in net income but had no cash flow effect during the period.

Net cash generated from operating activities was RMB140.8 million for the six months ended June 30, 2008, primarily attributable to (1) a net income of RMB96.8 million, (2) an increase of RMB29.8 million in accounts payable primarily as a result of increased revenue and expanded operation, and (3) an increase of RMB21.0 million in other payables due to increases in annual audit fees payable and professional fees payable in connection with Sarbanes-Oxley Act compliance.

Investing Activities

Net cash generated from investing activities was RMB131.2 million (US$19.2 million) for the six months ended June 30, 2009, primarily attributable to (1) RMB180.0 million (US$26.4 million) as repayments from noncontrolling shareholders in relation to the acquisition of Beijing Fanhua Datong Investment Management Co., Ltd. and (2) an increase of RMB1.2 million (US$0.2 million) in restricted cash set aside for unremitted net insurance premiums, partially offset by (1) the purchases of property, plant and equipment totaling RMB29.5 million (US$4.3 million) and (2) payment of contingent consideration for acquired companies achieving operating targets as well as new acquisitions amounting to RMB20.0 million (US$2.9 million).

Net cash used in investing activities was RMB48.9 million for the six months ended June 30, 2008, primarily attributable to (1) purchases of property, plant and equipment totaling RMB37.3 million, (2) payments for the acquisition of additional interests in a subsidiary amounting to RMB3.0 million, and (3) an increase in amounts due from related parties totaling RMB7.1 million.

Financing Activities

Net cash generated from financing activities was RMB8.7 million (US$1.3 million) for the six months ended June 30, 2009, primarily attributable to an increase in capital injection and additional paid in capital injection by noncontrolling shareholders totaling RMB13.5 million (US$2.0 million), partially offset by repayments to related parties amounting to RMB4.8 million (US$0.7 million).

Net cash generated from financing activities was RMB1.3 million for the six months ended June 30, 2008, primarily attributable to an increase in capital injection by noncontrolling shareholders amounting to RMB1.4 million, offset by repayment of bank loans totaling RMB0.2 million.

Capital Expenditures

We incurred capital expenditures of RMB29.5 million (US$4.3 million) for the six months ended June 30, 2009. Our capital expenditures have been used primarily to construct our Core Business System and ERP-based financial and accounting system, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in 2009 as we further expand our distribution and service network and improve our unified operating platform. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities.